FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934
For the Month of February, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 18, 2014, announcing Gilat’s Fourth Quarter and Full Year 2013 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (registration nos. 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 18, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Announces Fourth Quarter and Full Year 2013 Results

- Improved profitability objective for 2014 based on strong backlog and strong cash position –

Petah Tikva, Israel – February 18, 2014 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2013.

Key Financial Updates:

•	Revenue for 2013 was $234.9 million with EBITDA of $16.3 million
•	Cash increased to $86.8 million as compared to $67.4 million at the end of 2012
•	Net cash increased to $50.9 million as compared to $18.7 million at the end of 2012
•	Strong backlog of $228 million at the end of 2013 more than doubled as compared to $98.9 million at the end of 2012
•	Management objectives for 2014 are in the range of $240 to $245 million in revenue with EBITDA of approximately 9%
•	Spacenet operational results are classified as discontinued operations and not included in results presented

Revenues for the fourth quarter of 2013 were $55.7 million, compared to $76.5 million for the same period in 2012. Revenues for the year ended December 31, 2013 were $234.9 million, compared to $271.6 million in the year ended December 31, 2012.

On a non-GAAP basis, operating loss was $0.1 million in the fourth quarter of 2013 as compared to an operating income of $5.6 million in the comparable quarter of 2012. Operating income for 2013 on a non-GAAP basis was $4.4 million compared to operating income of $19.1 million 2012.

On a non-GAAP basis, net loss for the quarter was $1.0 million or $.02 per diluted share compared to net income of $6.6 million or $.15 per diluted share in the same quarter of 2012. Net loss for 2013 on a non-GAAP basis was $1.1 million compared to net income of $17.6 million in 2012.

EBITDA for the fourth quarter of 2013 reached $2.5 million compared with $8.9 million in the comparable period in 2012. EBITDA for the twelve months of 2013 reached $16.3 million compared with $30.7 million in the comparable period in 2012.

“2013 was a challenging year for Gilat,” said Erez Antebi, CEO of Gilat. “Looking forward, we have worked to streamline the Company and its cost structure. We begin 2014 with a healthy balance sheet, strong cash position and a backlog which has more than doubled from 2013. And, we have successfully positioned ourselves in growing markets with many opportunities.”

Resources:

Fourth Quarter 2013 Financial Statements

Key Recent Announcements:

-	Gilat Introduces CellEdge, a Breakthrough Small Cell over Satellite Solution Specifically Designed for Unserved Rural Areas;

-	THAICOM Launches Fast Internet Connectivity Service, Powered by Gilat Satellite Equipment;

-	Gilat and Gilat Satcom to Supply Fixed and On-the-Move Satellite Services to Israeli Government;

-	Gilat Awarded $30 Million Project by Peru's Fitel in Support of the Integracion Amazonica Loreto Initiative;

-	Gilat Awarded $99-Million Project from Colombia’s MINTIC;

-	Gilat Announces the Closing of the Sale of Spacenet Subsidiary.

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT / 09:30 EST / 16:30 IST
(Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST February 20, 2014.  International participants are invited to access the replay at (972) 3-925-5904, and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Phil Carlson / Jared Stone, KCSA pcarlson@kcsa.com / jstone@kcsa.com (212) 896 1233 / 1208	David Leichner, Gilat Satellite Networks Ltd. davidle@gilat.com (972) 3 925 2009

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	58,424	66,968
Restricted cash	18,891	1,880
Restricted cash held by trustees	3,221	1,664
Trade receivables, net	56,466	52,737
Inventories	27,141	23,128
Other current assets	10,143	23,058
Current assets of discontinued operations	-	49,057
Total current assets	174,286	218,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,279	401
Severance pay fund	9,856	9,703
Long-term trade and other receivables	278	213
Total long-term investments and receivables	16,413	10,317

PROPERTY AND EQUIPMENT, NET	85,369	87,191

INTANGIBLE ASSETS, NET	28,830	34,773

GOODWILL	63,870	63,870

TOTAL ASSETS	368,768	414,643

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2013	2012
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	-	3,517
Current maturities of long-term loans	4,665	7,963
Trade payables	20,900	22,160
Accrued expenses	16,748	21,451
Short-term advances from customer, held by trustees	-	4,448
Other current liabilities	54,666	32,340
Liabilities of discontinued operations	-	19,369

Total current liabilities	96,979	111,248

LONG-TERM LIABILITIES:
Accrued severance pay	9,628	9,513
Long-term loans, net of current maturities	31,251	40,747
Other long-term liabilities	4,877	11,178

Total long-term liabilities	45,756	61,438

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,932	1,909
Additional paid in capital	873,045	869,822
Accumulated other comprehensive income	1,591	2,864
Accumulated deficit	(650,535)	(632,638)

Total equity	226,033	241,957

TOTAL LIABILITIES AND EQUITY	368,768	414,643

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
	31 December 2013			31 December 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	55,728	-	55,728	76,463	-	76,463
Cost of revenues	35,519	(1,256)	34,263	48,703	(1,614)	47,089
Gross profit	20,209	1,256	21,465	27,760	1,614	29,374
	36%		39%	36%		38%
Research and development expenses:
Expenses incurred	7,627	(129)	7,498	8,022	(111)	7,911
Less - grants	142	-	142	710	-	710
	7,485	(129)	7,356	7,312	(111)	7,201
Selling and marketing expenses	8,535	(344)	8,191	10,523	(339)	10,184
General and administrative expenses	6,341	(312)	6,029	6,628	(263)	6,365
Restructuring Costs	564	(564)	-	315	(315)	-
Impairment of goodwill and Intangible assets	-	-	-	31,879	(31,879)	-
Operating income (loss)	(2,716)	2,605	(111)	(28,897)	34,521	5,624
Financial expenses, net	(1,602)	-	(1,602)	(378)	-	(378)
Other income	-	-	-	2,729	(2,729)	-
Income (loss) before taxes on income	(4,318)	2,605	(1,713)	(26,546)	31,792	5,246
Tax benefit	(708)	-	(708)	(1,312)	-	(1,312)
Net income (loss) from continuing operations	(3,610)	2,605	(1,005)	(25,234)	31,792	6,558
Net income (loss) from discontinued operations	(3,911)	3,911	-	932	(932)	-
Net income (loss)	(7,521)	6,516	(1,005)	(24,302)	30,860	6,558

Basic net loss per share from continuing operations	(0.09)			(0.61)
Basic net earnings (loss) per share from discontinued operations	(0.09)			0.02
Basic net earnings (loss) per share	(0.18)		(0.02)	(0.59)		0.16

Diluted net loss per share from continuing operations	(0.09)			(0.61)
Diluted net earnings (loss) per share from discontinued operations	(0.09)			0.02
Diluted net earnings (loss) per share	(0.18)		(0.02)	(0.59)		0.15

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,098		42,098	41,603		41,603
Diluted	42,098		42,098	41,603		43,556

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairments of goodwill and intangible assets, restructuring costs and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	31 December 2013	31 December 2012
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues	58	55
Research and development	129	111
Selling and marketing	131	127
General and administrative	312	263
	630	556

Amortization of intangible assets related to acquisition transactions:
Cost of revenues	1,198	1,559
Selling and marketing	213	212
	1,411	1,771

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Year ended			Year ended
	31 December 2013			31 December 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

Revenues	234,866	-	234,866	271,566	-	271,566
Cost of revenues	155,210	(4,993)	150,217	173,637	(6,443)	167,194
Gross profit	79,656	4,993	84,649	97,929	6,443	104,372
	34%		36%	36%		38%
Research and development expenses:
Expenses incurred	29,491	(468)	29,023	32,296	(354)	31,942
Less - grants	1,591	-	1,591	3,055	-	3,055
	27,900	(468)	27,432	29,241	(354)	28,887
Selling and marketing expenses	32,214	(1,297)	30,917	34,988	(1,247)	33,741
General and administrative expenses	23,071	(1,151)	21,920	23,618	(972)	22,646
Restructuring Costs	564	(564)	-	315	(315)	-
Impairment of goodwill and Intangible assets	-	-	-	31,879	(31,879)	-
Operating income (loss)	(4,093)	8,473	4,380	(22,112)	41,210	19,098
Financial expenses, net	(6,239)	-	(6,239)	(3,432)	-	(3,432)
Other income	-	-	-	2,729	(2,729)	-
Income (loss) before taxes on income	(10,332)	8,473	(1,859)	(22,815)	38,481	15,666
Tax benefit	(755)	-	(755)	(1,893)	-	(1,893)
Net income (loss) from continuing operations	(9,577)	8,473	(1,104)	(20,922)	38,481	17,559
Net loss from discontinued operations	(8,320)	8,320	-	(2,270)	2,270	-
Net income (loss)	(17,897)	16,793	(1,104)	(23,192)	40,751	17,559

Basic net loss per share from continuing operations	(0.23)			(0.51)
Basic net loss per share from discontinued operations	(0.20)			(0.05)
Basic net earnings (loss) per share	(0.43)		(0.03)	(0.56)		0.42

Diluted net loss per share from continuing operations	(0.23)			(0.51)
Diluted net loss per share from discontinued operations	(0.20)			(0.05)
Diluted net earnings (loss) per share	(0.43)		(0.03)	(0.56)		0.40

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,961		41,961	41,410		41,410
Diluted	41,961		41,961	41,410		43,406

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairments of goodwill and intangible assets, restructuring costs and net income (loss) from discontinued operations.

		Year ended			Year ended
		31 December 2013			31 December 2012
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues		201			207
Research and development		468			354
Selling and marketing		448			401
General and administrative		1,151			972
		2,268			1,934

Amortization of intangible assets related to acquisition transactions:
Cost of revenues		4,792			6,236
Selling and marketing		849			846
		5,641			7,082

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited		Unaudited	Unaudited

Revenues	234,866	271,566	55,728	76,463
Cost of revenues	155,210	173,637	35,519	48,703
Gross profit	79,656	97,929	20,209	27,760
Research and development expenses:
Expenses incurred	29,491	32,296	7,627	8,022
Less - grants	1,591	3,055	142	710
	27,900	29,241	7,485	7,312
Selling and marketing expenses	32,214	34,988	8,535	10,523
General and administrative expenses	23,071	23,618	6,341	6,628
Restructuring Costs	564	315	564	315
Impairment of goodwill and Intangible assets	-	31,879	-	31,879
Operating loss	(4,093)	(22,112)	(2,716)	(28,897)
Financial expenses, net	(6,239)	(3,432)	(1,602)	(378)
Other income	-	2,729	-	2,729
Loss before taxes on income	(10,332)	(22,815)	(4,318)	(26,546)
Tax benefit	(755)	(1,893)	(708)	(1,312)
Net loss from continuing operations	(9,577)	(20,922)	(3,610)	(25,234)
Net income (loss) from discontinued operations	(8,320)	(2,270)	(3,911)	932
Net loss	(17,897)	(23,192)	(7,521)	(24,302)

Basic net loss per share from continuing operations	(0.23)	(0.51)	(0.09)	(0.61)
Basic net earnings (loss) per share from discontinued operations	(0.20)	(0.05)	(0.09)	0.02
Basic net loss per share	(0.43)	(0.56)	(0.18)	(0.59)

Diluted net loss per share from continuing operations	(0.23)	(0.51)	(0.09)	(0.61)
Diluted net earnings (loss) per share from discontinued operations	(0.20)	(0.05)	(0.09)	0.02
Diluted net loss per share	(0.43)	(0.56)	(0.18)	(0.59)

Weighted average number of shares used in
computing net loss per share
Basic	41,961	41,410	42,098	41,603
Diluted	41,961	41,410	42,098	41,603

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from continuing operations
Cash flows from operating activities:
Net loss from continuing operations	(9,577)	(20,922)	(3,610)	(25,234)
Adjustments required to reconcile net loss
to net cash generated from operating activities:
Depreciation and amortization	17,559	18,672	4,049	5,088
Impairment of goodwill and other intangible assets	-	31,879	-	31,879
Stock-based compensation	2,268	1,934	630	556
Accrued severance pay, net	(38)	88	(37)	(150)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	2,359	(209)	977	(114)
Exchange rate differences on long-term loans	157	90	65	81
Capital loss from disposal of property and equipment	48	43	35	6
Deferred income taxes	(1,571)	(3,614)	(1,862)	(2,571)
Increase in trade receivables, net	(4,228)	(11,735)	(4,894)	(51)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	8,688	(3,293)	7,544	(1,519)
Decrease (increase) in inventories	(6,502)	2,025	1,289	912
Decrease in trade payables	(1,225)	(727)	(4,854)	(1,941)
Increase (decrease) in accrued expenses	(4,703)	250	(464)	1,763
Increase (decrease) in advances from customer, held
by trustees, net	(4,448)	2,897	-	(39)
Increase in other accounts payable and other long term liabilities	18,772	2,621	24,360	5,987
Net cash generated from operating activities	17,559	19,999	23,228	14,653

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(4,063)	(3,965)	(1,246)	(1,090)
Investment in restricted cash held by trustees	(17,587)	(35,442)	(3,132)	(6,741)
Proceeds from restricted cash held by trustees	13,744	35,447	3,461	12,931
Investment in restricted cash (including long-term)	(25,961)	(903)	(23,480)	(2)
Proceeds from restricted cash (including long-term)	2,975	3,355	418	28
Purchase of intangible assets	(16)	(89)	-	(7)

Net cash generated from (used in) investing activities	(30,908)	(1,597)	(23,979)	5,119

Cash flows from financing activities:
Repayment of convertible notes	-	(14,322)	-	(14,322)
Issuance of restricted stock units and exercise of stock options	581	254	2	236
Payment of obligation related to the purchase of intangible assets	(500)	-	-	-
Short-term bank credit, net	(3,518)	546	(3,426)	(644)
Proceeds from long-term loans	-	10,000	-	-
Repayment of long-term loans	(12,950)	(6,452)	(146)	(1,017)

Net cash used in financing activities	(16,387)	(9,974)	(3,570)	(15,747)

Cash flows from discontinued operations
Net cash generated from (used in) operating activities	(7,158)	1,572	(5,850)	3,428
Net cash generated from (used in) investing activities	15,791	999	15,086	(1,482)
Net cash generated from (used in) financing activities	12,884	-	(300)	-
	21,517	2,571	8,936	1,946

Effect of exchange rate changes on cash and cash equivalents	(325)	(262)	(105)	(29)

Increase (decrease) in cash and cash equivalents	(8,544)	10,737	4,510	5,942

Cash and cash equivalents at the beginning of the period	66,968	56,231	53,914	61,026

Cash and cash equivalents at the end of the period	58,424	66,968	58,424	66,968

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands
	Year ended		Three months ended
	December 31,		December 31,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(4,093)	(22,112)	(2,716)	(28,897)
Add:
Non-cash stock-based compensation expenses	2,268	1,934	630	556
Restructuring costs	564	315	564	315
Impairment of goodwill and Intangible assets	-	31,879	-	31,879
Depreciation and amortization	17,559	18,672	4,049	5,088
EBITDA	16,298	30,688	2,527	8,941